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Map data ©2020
Family-friendlyWomen-ledCraft Beer
Punky's Brewing

Brewery

Lititz, PA 17543
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Punky's Brewing is seeking investment to open a location and purchase equipment.
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $10,000 invested.
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OUR STORY

Starting a brewery is something we have always wanted to do. Finally the pieces of the puzzle have begun to fall into place.

A friend called with an awesome location, with great foot traffic.
Lititz, PA is a centrally located within a few hours drive to NYC, Philly and Baltimore.
A suburb of Lancaster, Lititz has the right demographics for a business like Punky's.
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THE PLAN

In order to properly serve both the brewers that will contract brew on our premises as well as patrons looking to enjoy the beer, we plan to have:

State-of-the-art backroom with all the necessary equipment for brewing, canning, and shipping.
A stylish and fun taproom with 6 rotating taps for a variety of flavors and beer types.
1 Barrel Brewing system with offerings of in-person brewing classes.
Non-alcoholic options so that everyone can have a good time!
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THE TEAM
Jared
Owner

Jared has worked in the Entertainment Industry for the last 15 years. He has always had a passion for beer, brewing for the last 5 years with his father. Jared is married to an amazing woman Brittany and they have an awesome son Rowan.

Brittany
Owner

Brittany has worked in the Hospitality Industry for several years as bartender. She is a beer enthusiast, and can make a mean cocktail. She is currently a stay at home mom and will be starting school in the spring to get a degree as a Surgical Technician.

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HELLO!

We are Jared and Brittany: a husband and wife team with a passion for beer, who have always wanted to own and run a business.

Finally we have figured out how to combine the two by opening a shop to share our love for beer with the world
Well, maybe not the world at first, but at least with anyone that wants to come hang out at Punky's!
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Did you know there are small/independent brewers producing at least 6 million barrels of beer every year? We want to help you taste all of them. Punky's Brewing Company will carry beer from all over the State of Pennsylvania. We will strive to have a little bit of everything, much like how we like to drink our beer. Whether it be new or hard-to-find, dark to light, made by small breweries and home brewers, you will find a huge variety here to quench your thirst.

So what's with the name? Punky was Jared's grandfather's nickname. They were very close and would sit on the front porch together. Punky always told the best stories, and was never without a good drink to sip! Unfortunately Punky passed away 6 years ago, and we want to honor his memory and to keep him close by naming the brewery after him. We think Punky would have wanted everyone to be able to come in and get some good drinks to bring home and sip on the porch with their family and friends.

Looking to the future, we hope to become a meeting place for local beer clubs and case-swaps. Our ultimate goal is to create a bottle shop and community brewery. The idea is to develop a shared space that home-brewers can utilize to brew larger batches, as well as have a tasting room to market and sell their product.

Any contributions made will go toward starting the business, getting licenses, and the rent for a location in Lititz, PA we have found for Punky's to call home.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Licensing $6,000
1 BBL Brew System $16,200
2 Fermenters $3,000
Mainvest Compensation $1,800
Start Up Costs $3,000
Total $30,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$58,400	$102,200	$153,300	$191,625	$210,788
Cost of Goods Sold	$19,467	$34,067	$51,100	$63,875	$70,262
Gross Profit	$38,933	$68,133	$102,200	$127,750	$140,526

EXPENSES

Rent	$2,604	$2,669	$2,735	$2,803	$2,873
Utilities	$2,400	$2,460	$2,521	$2,584	$2,648
Insurance	$1,320	$1,353	$1,386	$1,420	$1,455
Repairs & Maintenance	$2,400	$2,460	$2,521	$2,584	$2,648
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$24,209	$53,041	$86,734	$111,899	$124,281

This information is provided by Punky's Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Investment Round Status

$30,000

TARGET

$50,000

MAXIMUM

This investment round closes on January 20, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Punky's Bottle Shop Inc.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 6%-10%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
No operating history

Punky's Bottle Shop was established in July, 2017. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Punky's Bottle Shop's fundraising. However, Punky's Bottle Shop may require additional funds from alternate sources at a later date.

Forecasted milestones

Punky's Bottle Shop forecasts the following milestones:

Secure lease in Lititz, P.A. by January, 2021.

Hire for the following positions by January, 2021: Head Brewer, Bartender, Business Manager

Risk Factors
Real Estate Risk

Punky's Bottle Shop is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Punky's Bottle Shop is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Punky's Bottle Shop competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Punky's Bottle Shop's core business or the inability to compete successfully against the with other competitors could negatively affect Punky's Bottle Shop's financial performance.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Punky's Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Punky's Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Punky's Brewing is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Punky's Brewing's management or vote on and/or influence any managerial decisions regarding Punky's Brewing. Furthermore, if the founders or other key personnel of Punky's Brewing were to leave Punky's Brewing or become unable to work, Punky's Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Punky's Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Punky's Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Punky's Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Punky's Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Punky's Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Punky's Brewing's financial performance or ability to continue to operate. In the event Punky's Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Punky's Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Punky's Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Punky's Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Punky's Brewing will carry some insurance, Punky's Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Punky's Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Punky's Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Punky's Brewing's management will coincide: you both want Punky's Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Punky's Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Punky's Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Punky's Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Punky's Brewing or management), which is responsible for monitoring Punky's Brewing's compliance with the law. Punky's Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Punky's Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Punky's Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Punky's Brewing, and the revenue of Punky's Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Punky's Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Punky's Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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